SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                            FORM 6-K

                    REPORT OF FOREIGN ISSUER
            PURSUANT TO RULA 13a-16 OR 15d-16 OF THE
                 SECURITIES EXCHANGE ACT OF 1934

                        August 16, 2000

                       CREO PRODUCTS INC.
     (Exact name of Registrant as specified in its charter)

                        3700 Gilmore Way
                  Burnaby, B.C. Canada V5G 4M1
            (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

     Form 20-F     x          Form 40-F
                  ---                      ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes            No     x
           ---            ---

                        FOR IMMEDIATE RELEASE

                   CREO APPOINTS TWO NEW DIRECTORS

Vancouver, BC, CANADA (16 August 2000)   Creo Products Inc. (NASDAQ: CREO; TSE:
CRE) ("Creo") is pleased to announce the appointments to its Board of Directors of Douglas A. Brengel, Senior Managing Director of Salomon Smith Barney Inc.'s West Coast Technology Group, and Norm Francis, President and Chief Executive Officer of Pivotal Corporation.

Mr. Brengel brings to the Board over 20 years of experience at Salomon Smith Barney, a leading United States investment firm with more than 500 offices around the world. As Senior Managing Director of the West Coast Technology Group, he specializes in investment banking to the Semiconductor, Information Storage and Data Processing Equipment sectors of the Technology market. Mr. Brengel received a B.A. degree in Economics from Lawrence University, Wisconsin in 1972 and a M.B.A. from the University of Michigan in 1974.

Mr. Francis has spent 20 years at the forefront of the software industry. He co-founded Pivotal Corporation in 1994. Pivotal enables B2B companies to increase revenue by automating and managing sales, marketing, and customer service relationships between employees, business partners and customers over the Internet. Mr. Francis holds a B.Sc. in computer science from the University of British Columbia, Canada and is a chartered accountant.

"We are delighted that Doug Brengel and Norm Francis have joined our Board. They bring a rich and diverse background of experience and knowledge to Creo and we are confident that they will make a significant contribution to the Board," says Raffi Amit, Co-Chair of the Creo Board.

These appointments fill the vacancies left by the recent resignations of Thomas
D. Berman, Executive Director, Brinson Partners, Inc. and John J. Bu, Managing Director, Goldman, Sachs & Co. Raffi Amit expressed appreciation to the retiring directors, Mr. Berman and Mr. Bu for their valuable contributions to Creo.
                              -30-

                                 About Creo

Based in Vancouver, Canada, Creo Products Inc. is a publicly held high-technology company focused on the application of imaging and information technology. Through CreoScitex - its principal operating division - Creo is leading the digital transformation of the graphic arts industry. Creo Products Inc. trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange. www.creo.com

Creo, the Creo logo, CreoScitex, and the CreoScitex logo, are registered trademarks or trademarks of Creo Products Inc. Other products may be the registered trademarks or trademarks of their respective companies.